Exhibit 99.1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)
2121 — 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco reports first quarter financial results
•	reconfirms growth strategy post Fukushima

•	begins freezing the ground around shaft 2 and restarts freezing of the orebody at Cigar Lake

•	receives final approval for annual production of 3.9 million pounds (100% basis) at Inkai

•	completes a mineral resource estimate at Kintyre
Saskatoon, Saskatchewan, Canada, May 6, 2011 . . . . . . . . . . . . .
Cameco (TSX: CCO; NYSE: CCJ) today reported its consolidated financial and operating results for the first quarter ended March 31, 2011 in accordance with the newly adopted International Financial Reporting Standards (IFRS).
“Today’s first quarter results are being reported as the situation at the Fukushima nuclear complex is stabilizing,” said CEO Jerry Grandey.
“In the short-term, we may see delays as the industry pauses to learn the lessons from Fukushima. However, a number of countries have already reaffirmed that building new nuclear reactors is essential to meeting long-term energy demand in their rapidly developing economies.
“These nuclear building programs require additional global uranium supply,” Grandey explained. “That’s why our strategy to double annual uranium production by 2018 from our world-leading asset base is unshaken.”

	Three months ended
Highlights	March 31
($ millions except per share amounts)	2011	2010	change
Revenue	454	485	(6)%
Net earnings	91	143	(36)%
$ per common share (basic)	0.23	0.36	(36)%
$ per common share (diluted)	0.23	0.36	(36)%
Adjusted net earnings (non-IFRS measure, see page 3)	85	112	(24)%
$ per common share (adjusted and diluted)	0.21	0.28	(25)%
Cash provided by operations (after working capital changes)	266	146	82%
Transition to IFRS
Effective January 1, 2011, we adopted IFRS for Canadian publicly accountable enterprises. Our unaudited condensed consolidated interim financial statements for the quarter ended March 31, 2011 (interim financial statements) have been prepared using IFRS. Amounts relating to the year ended December 31, 2010 in this document, our interim financial statements and related first quarter management’s discussion and analysis (first quarter MD&A) have been recast to reflect our adoption of IFRS. Details of the more significant accounting differences can be found in our first quarter MD&A and note 3 to our interim financial statements.
First quarter
Net earnings attributable to our shareholders (net earnings) this quarter were $91 million ($0.23 per share diluted) compared to $143 million ($0.36 per share diluted) in the first quarter of 2010. On an adjusted basis, our earnings this quarter were $85 million ($0.21 per share diluted) compared to $112 million ($0.28 per share diluted) (non-IFRS measure, see page 3) in the first quarter of 2010. The decline was due to:
•	lower earnings from our electricity business due to a decline in realized prices and higher costs
•	lower earnings from our fuel services business due to lower average realized prices
•	lower earnings from our uranium business due to lower sales and an increase in the average cost of product sold, partially offset by an increase in the realized price
See Financial results by segment for more detailed discussion.
Outlook for 2011
Over the next several years, we expect to invest significantly in expanding production at existing mines and advancing projects as we pursue our growth strategy. The projects are at various stages of development, from exploration and evaluation to construction.
We expect our existing cash balances and operating cash flows will meet our anticipated requirements over the next several years, without the need for significant additional funding. Cash balances will decline gradually as we use the funds in our business and pursue our growth plans.
Our outlook for 2011 reflects the expenditures necessary to help us achieve our strategy. Our outlook for consolidated revenue, uranium revenue and capital expenditures has changed from the outlook in our 2010 annual MD&A. We explain the material changes on page 3. All other items in the table are unchanged. We do not include an outlook for the items in the table that are marked with a dash.
See Financial results by segment for details.

	Consolidated	Uranium	Fuel services	Electricity
Production	—	21.9 million lbs	15 to 16 million kgU	—
Sales volume	—	31 to 33 million lbs	Increase 10% to 15%	—
Capacity factor	—	—	—	89%
Revenue compared to 2010	Increase 5% to 10%	Increase 10% to 15%[1]	Increase 5% to 10%	Decrease 10% to 15%
Unit cost of produced product sold (including DDR)	—	Increase 0% to 5%[2]	Increase 2% to 5%	Increase 10% to 15%
Direct administration costs compared to 2010[3]	Increase 15% to 20%	—	—	—
Exploration costs compared to 2010	—	Decrease 5% to 10%	—	—
Tax rate	Recovery of 0% to 5%	—	—	—
Capital expenditures	$620 million[4]	—	—	$80 million

[1]	Based on a uranium spot price of $55.25 (US) per pound (the Ux spot price as of May 2, 2011), a long-term price indicator of $70.00 (US) per pound (the Ux long-term indicator on April 25, 2011) and an exchange rate of $1.00 (US) for $0.95 (Cdn).

[2]	This increase is based on the unit cost of sale for produced material. Any additional discretionary purchases in 2011 may cause the overall unit cost of product sold to increase further.

[3]	Direct administration costs do not include stock-based compensation expenses.

[4]	Does not include our share of capital expenditures at BPLP.

We now expect uranium revenues to increase by 10% to 15% over 2010 (previously a 15% to 20% increase), due to the strengthening of the Canadian dollar relative to the US dollar. Our previous expectation was based on an exchange rate assumption of $1.00 (US) for $1.00 (Cdn). Our updated expectation is based on the May 2, 2011 exchange rate of $1.00 (US) for $0.95 (Cdn). The change in the exchange rate also caused a change in our outlook for consolidated revenues. We now expect consolidated revenues to increase by 5% to 10% over 2010 (previously a 10% to 15% increase). To offset some of this decline, we expect additional value from our foreign exchange contracts.
Our customers choose when in the year to receive deliveries of uranium and fuel services products, so our quarterly delivery patterns, and therefore our sales volumes and revenue, can vary significantly. This year, we expect deliveries will be heavily weighted to the second half of the year. We expect deliveries in the second quarter to be the lowest for the year and the fourth quarter to account for about one-third of our 2011 sales volumes.
Our investment in Talvivaara is now being shown as a capital expenditure. As a result, our estimate of capital expenditures has increased to $620 million compared to our previous estimate of $575 million.
Sensitivity analysis
For the rest of 2011:
•	a change of $5 (US) per pound in both the Ux spot price ($55.25 (US) per pound on May 2, 2011) and the Ux long-term price indicator ($70.00 (US) per pound on April 25, 2011) would change revenue by $29 million and net earnings by $21 million
•	a change of $5 in the electricity spot price would change our 2011 net earnings by $2 million, based on the assumption that the spot price will remain below the floor price of $50.18 provided for under BPLP’s agreement with the Ontario Power Authority (OPA)
•	a one-cent change in the value of the Canadian dollar versus the US dollar would change revenue by $15 million and adjusted net earnings by $5 million. This sensitivity is based on an exchange rate of $1.00 (US) for $0.95 (Cdn).
Adjusted net earnings (non-IFRS measure)
Adjusted net earnings is a measure with no standardized meaning under IFRS (non-IFRS measure). We use adjusted net earnings as a more meaningful way to compare our financial performance from period to period. Adjusted net earnings is our net earnings adjusted for unrealized mark-to-market gains and losses on our financial instruments, which we believe do not reflect underlying financial performance.
Adjusted net earnings is non-standard supplemental information, and not a substitute for financial information prepared according to accounting standards. Other companies may calculate this measure differently. The table below reconciles adjusted net earnings with our net earnings.

	Three months ended
	March 31
($ millions)	2011	2010
Net earnings	91	143
Adjustments (after tax)
Unrealized gains on financial instruments	(6)	(31)

Adjusted net earnings	85	112

2011 financial results by segment
Uranium

	Three months ended
	March 31
Highlights	2011	2010	change
Production volume (million lbs)	4.7	6.1	(23)%
Sales volume (million lbs)	6.1	6.6	(8)%
Average spot price ($US/lb)	67.58	41.79	62%
Average realized price
($US/lb)	48.06	42.34	14%
($Cdn/lb)	48.60	45.79	6%
Cost of sales ($Cdn/lb U3O8) (including DDR)	32.30	29.51	9%
Revenue ($ millions)	297	302	(2)%
Gross profit ($ millions)	100	107	(7)%
Gross profit (%)	34	35	(3)%
First quarter
Production volumes this quarter were 23% lower compared to the first quarter of 2010 primarily due to lower production at McArthur River/Key Lake. The removal of abandoned freezepipes from the new production chamber at McArthur River resulted in lower ore deliveries to the Key Lake mill. To optimize production for the year, we rescheduled the maintenance outage at the Key Lake mill from the second quarter to the first quarter. Our production guidance for the year is unchanged. See Operations and development project updates for more information.
Uranium revenues this quarter were down 2% compared to 2010, due to a 8% decline in sales volumes partially offset by a 6% increase in the $Cdn realized selling price.
Our realized prices this quarter were higher than the first quarter of 2010 mainly due to higher $US prices under market-related contracts, partially offset by a less favourable exchange rate. In the first quarter of 2011, our realized foreign exchange rate was $1.01 compared to $1.08 in the prior year.
Total cash cost of sales (excluding DDR) increased by 5% this quarter, to $175 million ($28.55 per pound U3O8). This was mainly the result of the following:
•	average unit costs for produced uranium were 14% higher due to increased unit production costs relating to the lower production during the quarter. We continue to expect unit costs to increase by 0% to 5% for the year, compared to 2010.
•	average unit costs for purchased uranium were 12% higher due to increased purchases at spot prices
The net effect was a $7 million decrease in gross profit for the quarter.
The following table shows our cash cost of sales per unit (excluding DDR) for produced and purchased material, including royalty charges on produced material, and the quantity of produced and purchased uranium sold.

	Unit cash cost of sale			Quantity sold
Three months ended	($Cdn/lb U3O8)			(million lbs)
March 31	2011	2010	change	2011	2010	change
Produced	27.50	24.22	3.28	4.0	4.6	(0.6)
Purchased	30.61	27.26	3.35	2.1	2.0	0.1

Total	28.55	25.14	3.41	6.1	6.6	(0.5)

Please see our first quarter MD&A for updates to our uranium price sensitivity analysis.

Fuel services
(includes results for UF6, UO2 and fuel fabrication)

	Three months ended
	March 31
Highlights	2011	2010	change
Production volume (million kgU)	4.3	4.8	(10)%
Sales volume (million kgU)	2.4	2.2	9%
Realized price ($Cdn/kgU)	20.63	26.06	(21)%
Cost of sales ($Cdn/kgU) (including DDR)	17.77	15.86	12%
Revenue ($ millions)	49	58	(16)%
Gross profit ($ millions)	7	23	(70)%
Gross profit (%)	14	40	(65)%
First quarter
Total revenue decreased by 16% due to a 21% decline in the average realized price for our fuel services products partially offset by a 9% increase in sales volumes.
Our $Cdn realized price for fuel services was affected by the mix of products delivered in the quarter. In 2010, a higher proportion of fuel services sales were for fuel fabrication, which typically yields a much higher price than the other fuel services products.
The total cost of products and services sold (including DDR) increased by 20% ($42 million compared to $35 million in the first quarter of 2010) due to the increase in sales volume. The average unit cost of sales was 12% higher due to lower production levels in the first quarter of 2011 and the recognition of higher cost recoveries in the first quarter of 2010.
The net effect was a $16 million decrease in gross profit.
Electricity results
First quarter
Total electricity revenue decreased 14% this quarter compared to the first quarter of 2010 due to lower output and lower realized prices. Realized prices reflect spot sales, revenue recognized under BPLP’s agreement with the OPA and financial contract revenue. BPLP recognized revenue of $109 million this quarter under its agreement with the OPA, compared to $103 million in the first quarter of 2010. About 36% of BPLP’s output was sold under financial contracts this quarter, compared to 38% in the first quarter of 2010. From time to time BPLP enters the market to lock in the gains under these contracts.
The capacity factor was 91% this quarter, down from 98% in the first quarter of 2010 due to a planned outage. There were no planned outages in the first quarter of 2010. Operating costs were $233 million compared to $209 million in 2010.
The result was a 45% decrease in our share of earnings before taxes.
BPLP distributed $70 million to the partners in the first quarter. Our share was $22 million. The partners have agreed that BPLP will distribute excess cash monthly, and will make separate cash calls for major capital projects.
During the second quarter, there is a planned maintenance outage at one unit.

Operations and development project updates
Uranium — production overview

	Three months ended
Cameco’s share	March 31
(million lbs U3O8)	2011	2010	change
McArthur River/Key Lake	2.4	3.7	(35)%
Rabbit Lake	1.0	1.0	—
Smith Ranch-Highland	0.4	0.5	(20)%
Crow Butte	0.2	0.2	—
Inkai	0.7	0.7	—

Total	4.7	6.1	(23)%

McArthur River/Key Lake
At McArthur River, we decided to remove abandoned freezepipes from the new production chamber in zone 2, panel 5 prior to beginning production. This work resulted in lower ore deliveries to the Key Lake mill. To optimize production for the year, we rescheduled the maintenance outage at the Key Lake mill from the second quarter to the first quarter. We do not expect the change in the schedule to impact our production target for the year.
At McArthur River, we began producing from the second raisebore chamber in zone 2, panel 5. We expect the addition of the second chamber will improve production efficiency.
At Key Lake, we began installing major equipment in the new oxygen plant. We also began mechanical, electrical and instrumentation work on the major equipment in the new acid and steam plants. We expect to complete and commission all three plants this year.
We are continuing to advance work on the environmental assessment for the Key Lake extension project and are working to maximize tailings capacity.
Inkai
Production is on track for the year.
With the signing of the amendment to its resource use contract, Inkai received final approval to:
•	increase annual production from blocks 1 and 2 to 3.9 million pounds of U3O8 (100% basis)
•	undertake a five-year assessment program at block 3 to carry out delineation drilling, mineral resource estimation, construction and operation of a test leach facility, and completion of a feasibility study
Cigar Lake
In preparation for resuming shaft sinking, we began to freeze the ground around shaft 2. We also restarted freezing of the orebody from underground.
We continued to implement the surface freeze strategy and expect to begin drilling freezeholes from surface in the second quarter.
For the remainder of the year, we will focus on carrying out our plans and implementing the strategies we outlined in our annual MD&A.
In the technical report we filed in early 2010, we reported our share of the total capital cost for the Cigar Lake project as $912 million. This included completion of the underground development and surface construction, and completion of modifications at the Rabbit Lake and McClean Lake mills. In addition, our 2010 annual MD&A provided a capital cost estimate of $80 million to $85 million for the implementation of the surface freeze strategy.

We are currently incorporating 2010 developments into our Cigar Lake mine plan, including our decision to proceed with the surface freeze strategy. Once we have completed this work, we will review and update our estimates including our capital cost estimate, production rampup schedule, operating cost estimate and mineral reserve and resource estimates. We plan to provide revised estimates and file an updated technical report in the third quarter.
We continue to target initial production in mid-2013.
Cigar Lake is a key part of our plan to double annual uranium production to 40 million pounds by 2018, and we are committed to bringing this valuable asset safely into production.
Kintyre
We completed a mineral resource estimate during the first quarter. It is based on 355 historical diamond drillholes and 261 new diamond drillholes.
Mineral resources
As at March 31, 2011 (100% basis — only the last column shows our share)
(tonnes in thousands; pounds in millions)

		Grade	Content	Our share
Category	Tonnes	% U3O8	(lbs U3O8)	(lbs U3O8)
Indicated	5,257.0	0.49	56.4	39.5
Inferred	505.0	0.47	5.3	3.7
To test the mineralization at depth, we drilled approximately 40 additional holes. We will incorporate the results of this drilling program in our mineral resource estimate once the program is complete.
We continue to advance the project toward a development decision using our stage gate process. See our annual MD&A for more information regarding the milestones for this project.
Fuel services
Fuel services production totalled 4.3 million kgU this quarter, compared to 4.8 million kgU in the first quarter of 2010 due to operational issues experienced at the Port Hope conversion facility, which were resolved following a two week shutdown.
We expect total production to be between 15 million and 16 million kgU in 2011.
Qualified persons
The technical and scientific information discussed in this document for our material properties (McArthur River/Key Lake, Inkai and Cigar Lake) was prepared under the supervision of the following individuals who are qualified persons for the purposes of NI 43-101:
McArthur River/Key Lake
•	David Bronkhorst, vice-president, Saskatchewan mining south, Cameco

•	Les Yesnik, general manager, Key Lake, Cameco
Inkai
•	Charles Foldenauer, operations director, JV Inkai
Cigar Lake
•	Grant Goddard, vice-president, Saskatchewan mining north, Cameco

Caution about forward-looking information
This document includes statements and information about our expectations for the future.
When we discuss our strategy, plans and future financial and operating performance, or other things that have not yet taken place, we are making statements considered to be forward-looking information or forward-looking statements under Canadian and United States securities laws. We refer to them in this document as forward-looking information.
Key things to understand about the forward-looking information in this document:
•	It typically includes words and phrases about the future, such as: anticipate, estimate, expect, plan, intend, predict, goal, target, project, potential, strategy and outlook (see examples below).
•	It represents our current views, and can change significantly.
•	It is based on a number of material assumptions, including those we’ve listed below, which may prove to be incorrect.
•	Actual results and events may be significantly different from what we currently expect due to the risks associated with our business. We list a number of these material risks below. We recommend you also review our current annual information form and annual and first quarter MD&A, which include a discussion of other material risks that could cause actual results to differ significantly from our current expectations.
Forward-looking information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.
Examples of forward-looking information in this document
•	new nuclear reactor building programs require additional global uranium supply
•	the outlook for each of our operating segments for 2011 and our consolidated outlook for the year
•	our expected delivery volumes for the second quarter being the lowest for the year and the fourth quarter deliveries accounting for about one-third of 2011 sales volumes
•	our expectation that existing cash balances and operating cash flows will meet our anticipated capital requirements without the need for significant additional funding
•	our expectation that we will invest significantly in expanding production at existing mines and advancing projects as we pursue our growth strategy
•	our expectation that cash balances will decline gradually as we use the funds in our business and pursue our growth plans

•	our mid-2013 target for initial production from Cigar Lake
Material risks
•	actual sales volumes or market prices for any of our products or services are lower than we expect for any reason, including changes in market prices or loss of market share to a competitor
•	we are adversely affected by changes in foreign currency exchange rates, interest rates or tax rates
•	our production costs are higher than planned, or necessary supplies are not available, or not available on commercially reasonable terms
•	our estimates of production, purchases, costs, decommissioning or reclamation expenses, or our tax expense estimates, prove to be inaccurate
•	we are unable to enforce our legal rights under our existing agreements, permits or licences, or are subject to litigation or arbitration that has an adverse outcome
•	there are defects in, or challenges to, title to our properties
•	our mineral reserve and resource estimates are inaccurate, or we face unexpected or challenging geological, hydrological or mining conditions
•	we are affected by environmental, safety and regulatory risks, including increased regulatory burdens or delays
•	we cannot obtain or maintain necessary permits or approvals from government authorities
•	we are affected by political risks in a developing country where we operate
•	we are affected by terrorism, sabotage, blockades, accident or a deterioration in political support for, or demand for, nuclear energy
•	we are impacted by changes in the regulation or public perception of the safety of nuclear power plants, which adversely affect the construction of new plants, the relicensing of existing plants and the demand for uranium

•	there are changes to government regulations or policies that adversely affect us, including tax and trade laws and policies
•	our uranium and conversion suppliers fail to fulfil delivery commitments
•	we are delayed or do not succeed in remediating and developing Cigar Lake
•	we are affected by natural phenomena, including inclement weather, fire, flood and earthquakes
•	our operations are disrupted due to problems with our own or our customers’ facilities, the unavailability of reagents, equipment, operating parts and supplies critical to production, lack of tailings capacity, labour shortages, labour relations issues, strikes or lockouts, underground floods, cave ins, tailings dam failures, and other development and operating risks
Material assumptions
•	our expectations regarding sales and purchase volumes and prices for uranium, fuel services and electricity
•	our expectations regarding the demand for uranium, the construction of new nuclear power plants and the relicensing of existing nuclear power plants not being adversely affected by changes in regulation or in the public perception of the safety of nuclear power plants
•	our expected production costs
•	our expectations regarding spot prices and realized prices for uranium, and other factors discussed in our first quarter MD&A, Price sensitivity analysis: uranium
•	our expectations regarding tax rates, foreign currency exchange rates and interest rates
•	our decommissioning and reclamation expenses
•	our mineral reserve and resource estimates
•	the geological, hydrological and other conditions at our mines
•	our Cigar Lake remediation and development plans succeed
•	our ability to continue to supply our products and services in the expected quantities and at the expected times
•	our ability to comply with current and future environmental, safety and other regulatory requirements, and to obtain and maintain required regulatory approvals
•	our operations are not significantly disrupted as a result of political instability, nationalization, terrorism, sabotage, blockades, breakdown, natural disasters, governmental or political actions, litigation or arbitration proceedings, the unavailability of reagents, equipment, operating parts and supplies critical to production, labour shortages, labour relations issues, strikes or lockouts, underground floods, cave ins, tailings dam failure, lack of tailings capacity, or other development or operating risks
Quarterly dividend notice
We announced today that our board of directors approved a quarterly dividend of $0.10 per share on the outstanding common shares of the corporation that is payable on July 15, 2011, to shareholders of record at the close of business on June 30, 2011.
Conference call
We invite you to join our fourth quarter conference call on Friday, May 6, 2011 at 1:00 p.m. Eastern.
The call will be open to all investors and the media. To join the call, please dial (800) 769-8320 (Canada and US) or (416) 695-6622. An operator will put your call through. A live audio feed of the conference call will be available from a link at cameco.com. See the link on our home page on the day of the call.
A recorded version of the proceedings will be available:
•	on our website, cameco.com, shortly after the call
•	on post view until midnight, Eastern, Monday, June 6, 2011
by calling (800) 408-3053 or (905) 694-9451 (Passcode 4225264 #)
Additional information
You can find a copy of our first quarter MD&A and interim financial statements on our website at cameco.com, on SEDAR at sedar.com and on EDGAR at sec.gov/edgar.shtml.
Additional information, including our 2010 annual management’s discussion and analysis, annual audited financial statements and annual information form, is available on SEDAR at sedar.com, on EDGAR at sec.gov/edgar.shtml and on our website at cameco.com.

Profile
We are one of the world’s largest uranium producers, a significant supplier of conversion services and one of two Candu fuel manufacturers in Canada. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Our uranium products are used to generate clean electricity in nuclear power plants around the world, including Ontario where we are a limited partner in North America’s largest nuclear electricity generating facility. We also explore for uranium in the Americas, Australia and Asia. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.
As used in this news release, the terms we, us, our and Cameco mean Cameco Corporation and its subsidiaries and affiliates unless stated otherwise.
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Investor inquiries:	Bob Lillie	(306) 956-6639

Media inquiries:	Rob Gereghty	(306) 956-6190